(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-50631

CUSIP NUMBER

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TOM Online Inc.
Full Name of Registrant

N/A
Former Name if Applicable

8th Floor, Tower W3, Oriental Plaza, No. 1 Dong Chang An Avenue
Address of Principal Executive Office (Street and Number)

Beijing, People’s Republic of China, 100738
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule  12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TOM Online Inc. (the “Company”) is not able to file its annual report on Form 20-F for the year ended December 31, 2006 (the “2006 20-F”) by June 30, 2007 due to the following reason which could not be eliminated by the Company without unreasonable effort and expense:

The directors of the Company and those of TOM Group Limited (“Tom Group”), jointly announced on March 9, 2007 that TOM Group requested the board of directors of the Company to put forward a proposal to the holders of the Company’s ordinary shares, ADSs and options in its ordinary shares for the Company’s privatization by way of a scheme of arrangement, or Scheme, under Section 86 of the Companies Law of the Cayman Islands. The Company understands that, if the Scheme becomes effective, Tom Group will cause the Company to apply to the Stock Exchange of Hong Kong to withdraw the listing of its ordinary shares, and to Nasdaq to withdraw the listing of its ADSs, and that Tom Group will also cause the Company to file a Form 15F with the SEC to request that the Company’s reporting obligations under the Securities Exchange Act of 1934, as amended, including, among others, the 2006 20-F, be terminated or suspended because the effectiveness of the Scheme will cause the number of holders of the Company’s ordinary shares in the United States to fall below 300 or otherwise cause the Company to become eligible for de-registration. The meetings to vote on the Scheme and TOM Group’s proposals in connection with the Scheme were scheduled on June 8, 2007. However, TOM Group and the Company subsequently proposed that such meetings were adjourned to a later date so that the Company’s shareholders, including holders of ADSs, had additional time to consider the Scheme. Upon ordinary resolutions as of June 8, 2007, the meetings were adjourned to a later date. The Company started to prepare the 2006 20-F in early June of 2007 when the delay of the proposed Scheme was contemplated and is still in the process of preparing such document.

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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter Schloss	86 10	6528 3399-6513
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

According to the Company’s consolidated financial statements that were prepared in accordance with the accounting principles generally accepted in the United States and will be included in the 2006 20-F, the Company’s net income attributable to shareholders was US$28,655,000 in 2006, representing a 36.3% decrease from US$45,006,000 in 2005. The Company’s operating profit was US$29,723,000 in 2006, representing a decrease of 27.1% from US$40,785,000 in 2005. The total revenues were US$168,365,000 in 2006, representing an increase of 0.2% from US$168,068,000 in 2005. The flat performance in total revenues was mainly due to the negative impact of new government and mobile telecommunications operator policies introduced in July 2006 with respect to wireless Internet subscriptions, which was partially offset by growth in the Company’s online advertising business and the acquisition of Beijing Bo Xun Rong Tong Information Technology. The Company’s cost of services was US$105,919,000, representing an increase of 9.3% from US$96,900,000 in 2005. The increase was primarily due to increased fees charged by third-party content providers and higher costs to promote the wireless Internet products and services. The increase was partially offset by a decrease in transmission fees paid to the mobile telecommunications operators as a result of reduced subscriptions for the wireless Internet services in the second half of 2006. The Company’s operating expenses increased 7.7% to US$32,723,000 from US$30,383,000 in 2005 primarily due to an increase in general and administrative expenses primarily resulting from the recognition of expenses of share-based compensation as a result of the newly adopted SFAS 123R, an increase of amortization of intangibles primarily resulting from the Company’s acquisition of Beijing Bo Xun Rong Tong Information Technology and an increase in product development expenses primarily resulting from continued investments in new products and services , partially offset by a decrease in selling and marketing expenses.

TOM Online Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date June 28, 2007	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer and Executive Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).